Exhibit 99.16

IsoEnergy Announces Voting Results from Special Meeting

Toronto, ON – December 3, 2024 – IsoEnergy Ltd. (“IsoEnergy”) (TSX: ISO; OTCQX: ISENF) is pleased to announce shareholders of the company (the “Shareholders”) have overwhelmingly approved two resolutions at the Special Meeting of Shareholders (the “Meeting”) held today. These include the ordinary resolution (the “Share Issuance Resolution”) to approve the share issuance in connection with the previously announced arrangement (the “Arrangement”) involving IsoEnergy and Anfield Energy Corp. (“Anfield”) and the special resolution (the “Share Consolidation Resolution”) approving the discretionary consolidation of IsoEnergy shares.

The Share Issuance Resolution was required to be approved by a simple majority of the votes cast by Shareholders virtually in person or represented by proxy at the Meeting and the Share Consolidation Resolution was required to be approved by at least two-thirds (66 2/3%) of the votes cast by Shareholders virtually in person or represented by proxy at the Meeting.

A total of 116,633,626 Common Shares, representing approximately 65.23% of votes entitled to be cast at the Meeting, were represented in person or by proxy at the Meeting. Approximately 99.56% of the votes eligible to be cast were voted in favour of the Share Issuance Resolution and 99.19% in favour of the Share Consolidation Resolution. The report of voting results will be made available under IsoEnergy’s profile on SEDAR+ at www.sedarplus.ca.

In addition to the approval by IsoEnergy Shareholders, Anfield shareholders approved the Arrangement at its special meeting today. Anfield will seek a final order approving the Arrangement from the Supreme Court of British Columbia on December 6, 2024. Closing of the Arrangement remains subject to satisfaction of certain customary closing conditions, including receipt of final court and stock exchange approvals. Subject to the satisfaction of these closing conditions, the parties currently expect to complete the Arrangement in December 2024.

IsoEnergy is also pleased to announce that the parties have received written notice from the Committee on Foreign Investment in the United States that it has concluded its review of the Arrangement and determined that there are no unresolved national security concerns with respect to the Arrangement.

Further details regarding the Arrangement, including the principal closing conditions and the anticipated benefits for Shareholders, can be found in the Company’s management proxy circular dated October 31, 2024, in respect of the Meeting, which can be found under the Company’s SEDAR+ profile at www.sedarplus.ca.

For More Information, Please Contact:

Philip Williams

CEO and Director

info@isoenergy.ca
1-833-572-2333

X: @IsoEnergyLtd

www.isoenergy.ca

None of the securities to be issued pursuant to the Arrangement have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issuable in the Arrangement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities.

Cautionary Statement Regarding Forward-Looking Information

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. These forward-looking statements or information may relate to the Arrangement, including statements with respect to the consummation of the Arrangement and the timing thereof; satisfaction of conditions to closing of the Arrangement, including receipt of final court and stock exchange approvals; and any other activities, events or developments that the companies expect or anticipate will or may occur in the future.

Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, assumptions that IsoEnergy and Anfield will complete the Arrangement in accordance with, and on the timeline contemplated by the terms and conditions of the relevant agreements; that the parties will receive the required court and stock exchange approvals and will satisfy, in a timely manner, the other conditions to the closing of the Arrangement; and that general business and economic conditions will not change in a material adverse manner. Although IsoEnergy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Such statements represent the current views of IsoEnergy with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: the inability of IsoEnergy and Anfield to complete the Arrangement; a material adverse change in the timing of and the terms and conditions upon which the Arrangemen tis completed; the inability to satisfy or waive all conditions to closing the Arrangement; the failure to obtain shareholder, regulatory, court or stock exchange approvals in connection with the Arrangement; unanticipated changes in market price for IsoEnergy Shares and/or Anfield shares; changes to IsoEnergy’s and/or Anfield’s current and future business plans and the strategic alternatives available thereto; growth prospects and outlook of Anfield’s business; regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; and general economic and political conditions in Canada, the United States and other jurisdictions where the applicable party conducts business. Other factors which could materially affect such forward-looking information are described in the risk factors in IsoEnergy’s most recent annual information form, the Circular and IsoEnergy’s other filings with the Canadian securities regulators which are available, respectively, on each company’s profile on SEDAR+ at www.sedarplus.ca.

IsoEnergy does not undertake to update any forward-looking information, except in accordance with applicable securities laws.